                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-12669


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 31, 1996

                                  $150,000,000

                           [APACHE CORPORATION LOGO]

                           7.375% DEBENTURES DUE 2047
                             ---------------------
     Interest on the Debentures is payable on February 15 and August 15 of each year, commencing February 15, 1998, and the Debentures will mature on August 15, 2047. The Debentures represent senior unsecured obligations of Apache Corporation ("Apache" or the "Company"). The Debentures are not redeemable prior to maturity and will not be subject to any sinking fund. Upon the occurrence of a Tax Event (as defined herein), the Company will have the right to advance the maturity date of the Debentures to the extent required so that interest paid on the Debentures will be deductible for Federal income tax purposes. See "Description of Debentures." The Debentures will be represented by a global security registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the global security will be shown on, and transfers thereof will be effected through, records maintained by DTC or its participants. Except as provided herein and in the accompanying Prospectus, Debentures in definitive form will not be issued. See "DTC Book-Entry-Only System" in the accompanying Prospectus.

     SEE "RISK FACTORS" ON PAGE S-2 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                 INITIAL PUBLIC          UNDERWRITING          PROCEEDS TO THE
                                OFFERING PRICE(1)         DISCOUNT(2)           COMPANY(1)(3)
                              ---------------------  ---------------------  ---------------------
Per Debenture...............         98.656%                1.000%                 97.656%
Total.......................      $147,984,000            $1,500,000            $146,484,000

---------------

(1) Plus accrued interest, if any, from August 13, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) Before deducting estimated expenses of $275,000 payable by the Company.

                             ---------------------
     The Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Debentures will be ready for delivery through the facilities of DTC in New York, New York, on or about August 13, 1997 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                     CHASE SECURITIES INC.
                                        LEHMAN BROTHERS
                                                       UBS SECURITIES
                             ---------------------

           The date of this Prospectus Supplement is August 8, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             ---------------------

                                  RISK FACTORS

     Prospective investors should carefully review the following factors together with the other information contained in this Prospectus Supplement and the accompanying Prospectus prior to making an investment decision.

RESERVES; RATES OF PRODUCTION; DEVELOPMENT EXPENDITURES; CASH FLOW

     Generally. There are numerous uncertainties inherent in estimating quantities of oil and natural gas reserves of any category and in projecting future rates of production and timing of development expenditures which underlie such reserve estimates, including many factors beyond the control of the Company. Reserve data represents only estimates. In addition, the estimates of future net cash flows from proved reserves of the Company and the present value thereof are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time (see below). Any significant variance from the assumptions could result in the actual quantity of the Company's reserves and future net cash flows therefrom being materially different from the estimates. In addition, the Company's estimated reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors. The rate of production from oil and gas properties declines as reserves are depleted. Except to the extent that the Company acquires additional properties containing proved reserves, conducts successful exploration and development activities or, through engineering studies, identifies additional behind-pipe zones or secondary recovery reserves, the proved reserves of the Company will decline materially as reserves are produced. Future oil and gas production is, therefore, highly dependent upon the Company's level of success in acquiring or finding additional reserves.

     Proved Reserves; Ceiling Test. The Company's proved reserve estimates are based upon the Company's analysis of oil and gas reserves which meet the definition of "proved" under Securities and Exchange Commission ("SEC") rules. The Company periodically reviews the carrying value of its oil and gas properties under the full cost accounting rules of the SEC. Under such rules, capitalized costs of oil and gas properties on a country-by-country basis may not exceed the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties as adjusted for related tax effects. At the end of each fiscal quarter, the test is applied using unescalated prices in effect at the applicable time and may result in a write-down if the "ceiling" is exceeded, even if prices decline for only a short period of time. A deterioration of oil or gas prices could result in the Company recording a noncash charge to earnings related to its oil and gas properties at the end of a fiscal quarter or year. If a write-down is required, it would result in a one-time charge to earnings but would not impact net cash flow from operating activities.

EFFECT OF VOLATILE PRICES

     The Company continually analyzes, forecasts and updates its estimates of energy prices for its internal use in planning, budgeting, and valuation and reserve estimates. The Company's future financial condition and results of operations will depend upon the prices received for the Company's oil and natural gas production and the costs of acquiring, finding, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include worldwide political instability (especially in the Middle East and other oil-producing regions), the foreign supply of oil and gas, the price of foreign imports, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment. A substantial or extended decline in oil and gas prices would have a material adverse effect on the Company's financial position, results of operations, quantities of oil and gas that may be economically produced and access to capital. In addition, the sale of the Company's oil and gas production depends upon a number of factors beyond the Company's control, including the availability and capacity of transportation and processing facilities. Oil and natural gas prices have historically been and are likely to continue to be volatile. Such volatility makes it difficult to estimate the value of producing properties in acquisitions and to budget and project the return on exploration and development projects involving the Company's oil and gas properties. In addition, unusually volatile prices often disrupt the market for oil and gas properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.

HEDGING

     The Company engages in hedging activities with respect to some of its projected oil and gas production through a variety of financial arrangements designed to protect against price declines, including swaps, collars and futures agreements. To the extent that the Company engages in such activities, it may be prevented from realizing the benefits of price increases above the levels of the hedges. In addition, the Company is subject to basis risk when it engages in hedging transactions, particularly where transportation constraints restrict the Company's ability to deliver oil and gas volumes to the delivery point to which the hedging transaction is indexed.

ACQUISITION RISKS

     The Company from time to time acquires oil and gas properties. Although the Company performs a review of the acquired properties that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Company will focus its review efforts on the higher-value properties and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the Company often assumes certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates (see above). In addition, there can be no assurance that acquisitions will not have an adverse effect upon the Company's operating results, particularly during the periods in which the operations of acquired businesses are being integrated into the Company's ongoing operations.

OPERATING RISKS; AVAILABILITY OF INSURANCE

     Exploration for and production of oil and natural gas can be hazardous, involving unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, injury to persons, loss of life or damage to property or the environment. The Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be prudent. However, insurance is not available to the Company against all operational risks, and the occurrence of a significant event that is not fully insured could have a material adverse effect on the Company's financial position and results of operations.

COMPETITION

     The oil and gas industry is highly competitive. As an independent oil and gas company, the Company frequently competes for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies having substantially larger financial and other resources than the Company possesses. To the extent the Company's capital budget is lower than that of certain of its competitors, the Company may be disadvantaged in effectively competing for certain reserves, leases, licenses and concessions.

GOVERNMENT REGULATIONS

     Generally. The Company's oil and gas exploration, development, production and marketing operations are regulated extensively at U.S. federal, state and local levels, as well as by other countries in which the Company does business. Such laws and regulations govern a wide variety of matters. For example, most states in which the Company operates regulate the quantities of natural gas that may be produced from wells within their borders to prevent waste in the production of natural gas and to protect the correlative rights of competing interest owners. It is impossible at this time to determine what changes may occur with respect to such regulations and what effect, if any, such changes may have on the Company and the natural gas industry as a whole.

     Environmental. As an owner and operator of oil and gas properties, the Company is also subject to various federal, state, local and foreign country environmental regulations, including air and water quality control laws. These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution cleanup resulting from operations, subject the lessee to liability for pollution damages, require suspension or cessation of operations in affected areas and impose restrictions on the injection of liquids into subsurface aquifers that may contaminate groundwater. Although the Company believes that it is in substantial compliance with existing applicable environmental laws and regulations, there can be no assurance that substantial costs for compliance will not be incurred in the future. Moreover, it is possible that other developments, such as stricter environmental laws, regulations and enforcement policies thereunder, could result in additional, presently unquantifiable, costs or liabilities to the Company.

TITLE TO INTERESTS

     The Company believes that its title to various oil and gas interests is satisfactory and consistent with standards generally accepted in the oil and gas industry, subject only to exceptions which do not detract substantially from the value of the interests or materially interfere with their use in the Company's operations. The interests owned by the Company may be subject to one or more royalty, overriding royalty and other outstanding interests customary in the industry. The interests may additionally be subject to obligations or duties under applicable laws, ordinances, rules, regulations and orders of arbitral or governmental authorities. In addition, the interests may be subject to burdens such as net profits interests, liens incident to operating agreements and current taxes, development obligations under oil and gas leases and other encumbrances, easements and restrictions, none of which currently detract substantially from the value of the interests or materially interfere with their use in the Company's operations.

GENERAL ECONOMIC CONDITIONS

     Virtually all of the Company's operations are subject to the risks and uncertainties of general economic conditions (domestically, in specific regions of the United States and Canada, and internationally), the outcome of pending and/or potential legal or regulatory proceedings, changes in environmental, tax, labor and other laws and regulations to which the Company is subject, and the condition of the capital markets utilized by the Company to finance its operations.

RISKS OF NON-U.S. OPERATIONS

     The Company's non-U.S. oil and natural gas exploration, development and production activities are subject to political and economic uncertainties (including but not limited to changes, sometimes frequent or marked, in governmental energy policies or the personnel administering them), expropriation of property, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrection. These risks may be higher in the developing countries in which the Company conducts such activities. Consequently, the Company's non-U.S. exploration, development and production activities may be substantially affected by factors beyond the Company's control, any of which could materially adversely affect the Company's performance. Furthermore, in the event of a dispute arising from non-U.S. operations, the Company may be subject to the exclusive jurisdiction of courts outside the U.S. or may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the U.S., which could adversely affect the outcome of such dispute.

                                  THE COMPANY

     Apache, a Delaware corporation formed in 1954, is an independent energy company that primarily explores for, develops and produces natural gas and crude oil. In North America, Apache's exploration and production interests are focused on the Gulf Coast, the Gulf of Mexico, the Anadarko Basin, the Permian Basin, East Texas and the Western Sedimentary Basin of Canada. Outside of North America, Apache has exploration and production interests offshore Western Australia and in Egypt, and exploration interests in Indonesia, China, Poland and offshore the Ivory Coast. Apache Common Stock has been listed on the New York Stock Exchange since 1969 and on the Chicago Stock Exchange since 1960. The Company's principal executive offices are located at One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400. The Company's telephone number is (713) 296-6000.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Debentures offered hereby are estimated to be $146,209,000. The Company intends to use substantially all of the net proceeds from the offering to reduce its commercial paper, with any remaining balance to be used for general corporate purposes. On August 7, 1997, the Company had outstanding $349.7 million of commercial paper bearing interest at a weighted average discount rate of 5.68% issued to finance current operations. The Company will continue to incur short-term indebtedness to finance current operations.

                              RECENT DEVELOPMENTS

GLOBAL CREDIT FACILITY

     On June 12, 1997, Apache replaced its global credit facility with a new global credit facility with aggregate commitments of $1 billion. The new facility consists of $175 million of commitments in Australia, $125 million of commitments in Canada and $700 million of commitments in the U.S. Under the new credit facility, borrowing availability is no longer restricted by a borrowing base calculation. Also, certain covenants and restrictions contained in the previous credit facility were eliminated and certain interest rates were reduced. The U.S. portion of the new credit facility is available as backup for Apache's commercial paper program, which was expanded to $700 million in June 1997. As of July 31, 1997, $217 million was outstanding under the credit facility and $313 million was outstanding under Apache's commercial paper program.

     The global credit facility terminates on June 12, 2002, and may be extended in one-year increments with the lenders' consent.

SECOND QUARTER OPERATING RESULTS

     On July 24, 1997, the Company announced results for the quarter ended June 30, 1997. A summary of the information released appears in the table and discussion below. Such information set forth below should be read in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference in the accompanying Prospectus. In addition, the information set forth below will be superseded in its entirety by the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 to be filed on or before August 14, 1997. See "Available Information" and "Information Incorporated by Reference" in the accompanying Prospectus. The financial and operating data presented below are not audited and are not necessarily indicative of the results that may be expected for future periods. See "Risk Factors -- Effect of Volatile Prices."

                                                  FOR THE                     FOR THE
                                             THREE MONTHS ENDED           SIX MONTHS ENDED
                                                  JUNE 30                     JUNE 30
                                          ------------------------    ------------------------
                                             1997          1996          1997          1996
                                          ----------    ----------    ----------    ----------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                          AND OPERATIONS DATA)
FINANCIAL DATA:
  Consolidated revenues.................. $  258,841    $  223,656    $  580,669    $  430,126
  Net income............................. $   25,746    $   24,437    $   78,623    $   40,092
  Primary net income per common share.... $      .29    $      .29    $      .85    $      .49
  Fully diluted net income per common
     share............................... $      .28    $      .29    $      .84    $      .49
  Weighted average common shares
     outstanding.........................     90,288        85,738        90,216        81,580
  Pro forma net income per share data* --
     Basic net income per common share... $      .29    $      .29    $      .87    $      .49
     Diluted net income per common
       share............................. $      .28    $      .29    $      .84    $      .49
OPERATIONS DATA:
  Average Daily Production:
     Oil (bbls)..........................     63,944        52,956        63,401        49,256
     Natural gas (Mcf)...................    608,962       545,813       597,389       549,801
  Average Sales Price:
     Oil (per bbl)....................... $    18.44    $    19.61    $    19.93    $    19.07
     Natural gas (per Mcf)............... $     1.96    $     1.90    $     2.27    $     1.87
BALANCE SHEET DATA (PERIOD END):

                                               JUNE 30, 1997             DECEMBER 31, 1996
                                          ------------------------    ------------------------
  Total Debt.............................        $1,356,599                  $1,237,706
  Shareholders' Equity...................        $1,588,648                  $1,518,516

---------------

* Calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," issued in February 1997, which will be effective for the Company's year-end 1997 financial statements. Early adoption of the standard is not permitted. Adoption of this new standard will require a restatement of all prior periods presented, including interim periods.

     Net income for the second quarter of 1997 of $25.7 million was five percent greater than reported for the corresponding quarter in 1996. Accounting for the second quarter 1997 increase in net income, and offsetting a six percent decline in the average price received for oil production, were higher levels of oil and gas production and a three percent improvement in the average price received for gas production. Net income for the six month period ended June 30, 1997 of $78.6 million was 96 percent greater than for the same period in 1996. The increase was attributable to a nine percent increase in gas production and a 29 percent increase in oil production combined with a 21 percent increase in the realized gas price and a five percent increase in the realized oil price.

     Second quarter 1997 primary net income per common share of $.29 was even with the second quarter of 1996. Primary net income per share of $.85 for the first half of 1997 was 73 percent greater than the first half of 1996. Net income per share calculations reflect approximately 12.2 million shares that were issued in connection with the acquisition of The Phoenix Resource Companies, Inc. ("Phoenix") in May 1996. The Phoenix acquisition has been included in operating results since the date of acquisition under the purchase method of accounting.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratios of earnings to fixed charges were as follows for the respective periods indicated:

 SIX MONTHS ENDED
     JUNE 30,                            YEAR ENDED DECEMBER 31,
------------------     ------------------------------------------------------------
1997          1996     1996          1995          1994          1993          1992
----          ----     ----          ----          ----          ----          ----
3.17          2.14     2.72          1.15          2.34          2.37          0.72

     The Company's ratios of earnings to fixed charges were computed based on:
(A) income or losses from continuing operations before income taxes and fixed charges (excluding Interest capitalized); and (B) fixed charges, which consist of interest on Indebtedness (including amounts capitalized), amortization of debt discount and expense and the estimated portion of rental expense attributable to interest. Earnings were inadequate to cover fixed charges by $14.8 million for 1992, due to write downs of the carrying value of the U.S. and Canadian oil and gas properties of DEK Energy Company ("DEKALB"), formerly known as DEKALB Energy Company, and losses incurred on the divestiture of certain of DEKALB's U.S. assets.

                           DESCRIPTION OF DEBENTURES

     The 7.375% Debentures due 2047 (the "Debentures") offered hereby are a series of "Debt Securities," as defined and described in the accompanying Prospectus, and the following description of the terms of the Debentures supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus.

     The Debentures will be senior unsecured obligations of the Company. The Debentures will be issued pursuant to the provisions of an Indenture, as supplemented (the "Indenture"), entered into between the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), as trustee (the "Trustee"), and will be limited to $150,000,000 aggregate principal amount. The Chase Manhattan Bank is the global administrative agent and Australian syndication agent and Chase Securities Inc. and The Chase Manhattan Bank of Canada, affiliates of The Chase Manhattan Bank, are the global arranger and Canadian syndication agent, respectively, of certain portions of the Company's global credit facility. The Chase Manhattan Bank and The Chase Manhattan Bank of Canada, an affiliate of The Chase Manhattan Bank, are also lenders under such facility.

     The Company may, from time to time, without the consent of the holders of the Debentures, provide for the issuance of additional Debentures or other Debt Securities under the Indenture in addition to the Debentures offered hereby. The Indenture will not limit the amount of other indebtedness that may be issued by the Company or any of its subsidiaries. The Debentures are not redeemable prior to maturity and will not be subject to any sinking fund. As described below under "Conditional Right to Advance Maturity," upon the occurrence of a Tax Event, the Company will have the right to advance the maturity date of the Debentures to the extent required so that interest paid on the Debentures will be deductible for Federal income tax purposes.

     The Debentures will be issued only in book-entry form through the facilities of DTC and will be represented by a global security registered in the name of DTC or its nominee and will be issued in denominations of $1,000 and integral multiples thereof. Payments on Debentures issued in book-entry form will be made through DTC. Debentures represented by a global security will be exchangeable with Debentures in definitive form only if
(i) DTC notifies the Company that it is unwilling, unable or ineligible to continue as depository for such global security and is not replaced by a successor depository, (ii) the Company in its sole discretion at any time determines not to have all of the Debentures represented by the global security and notifies the Trustee thereof or (iii) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) with respect to the Debentures represented by such global security. See "DTC Book-Entry-Only System" in the accompanying Prospectus.

     The Debentures will mature on August 15, 2047. The Debentures will bear interest from August 13, 1997 (at the rate of interest referred to above) payable on February 15 and August 15 of each year, commencing on February 15, 1998. Subject to certain exceptions therein set forth, the Indenture provides for the payment of interest on any interest payment date only to persons in whose names the Debentures are registered on the regular record date, which is the January 31 or July 31, as the case may be (whether or not a business day), next preceding such interest payment date.

CONDITIONAL RIGHT TO ADVANCE MATURITY

     Upon the occurrence of a Tax Event, as defined below, the Company will have the right, without the consent of the holders of the Debentures, to advance the maturity date of the Debentures to the extent required, in the written opinion of a nationally recognized independent tax counsel experienced in such matters, such that, after advancing the maturity date, interest paid on the Debentures will be deductible for Federal income tax purposes. There can be no assurance that the Company would not exercise its right to advance the stated maturity date of the Debentures upon the occurrence of such a Tax Event.

     In the event that the Company elects to exercise its right to advance the maturity date of the Debentures on the occurrence of a Tax Event, the Company will mail a notice of the advanced maturity date to each holder of record of the Debentures by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Debentures, and will cause the Debentures to be amended accordingly. Such notice shall be effective immediately upon mailing.

     In accordance with U.S. income tax practices, the Company intends to deduct interest paid on the Debentures for Federal income tax purposes. Woodard, Hall & Primm, P.C., counsel to the Company, has advised the Company that the Debentures will constitute indebtedness for Federal income tax purposes under current law. The Company's exercise of its right to advance the maturity date of the Debentures would not be a taxable event to holders if the Debentures are characterized as indebtedness for Federal income tax purposes as of the advanced maturity date, except upon "retirement" as discussed in the accompanying Prospectus under "Certain United States Federal Income Tax
Considerations -- U.S. Holders -- Disposition of a Debt Security." Prospective investors should be aware, however, that the Company's exercise of its right to advance the maturity date of the Debentures will be a taxable event to holders if the Debentures are characterized as equity on or before the advanced maturity date. If the Debentures are ever reclassified as instruments not constituting indebtedness of the Company for Federal income tax purposes, the discussions of United States Federal income tax treatment set forth in the accompanying Prospectus under "Certain United States Federal Income Tax Considerations" will not apply and, in such event, holders should consult their own tax advisors concerning the tax consequences of the purchase, ownership and disposition of the Debentures.

     "Tax Event" means that the Company shall have received the written opinion of a nationally recognized independent tax counsel experienced in such matters, to the effect that, on or after the date of the Debentures' issuance, as a result of (a) any amendment to, clarification of, or change (including any announced prospective change) in laws, or any proposed, temporary or final regulations thereunder, of the United States, (b) any judicial decision, official administrative pronouncement, authorization, ruling, regulatory procedure, notice or announcement, including any notice or announcement of proposal to adopt such procedures or regulations (an "Administrative Action"), or (c) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case on or after the date of the issuance of the Debentures, such change in tax laws or regulations creates a more than insubstantial risk that interest paid by the Company on the Debentures is not, or will not be, deductible, in whole or in part, by the Company for Federal income tax purposes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Terms Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Debentures set forth opposite its name below.

                                                                       PRINCIPAL AMOUNT
                                 UNDERWRITER                            OF DEBENTURES
        -------------------------------------------------------------- ----------------
        Goldman, Sachs & Co. .........................................   $ 37,500,000
        Chase Securities Inc. ........................................     37,500,000
        Lehman Brothers Inc. .........................................     37,500,000
        UBS Securities LLC............................................     37,500,000
                                                                       ----------------
                  Total...............................................   $150,000,000
                                                                        =============

     Under the terms and conditions of the Underwriting Agreement and the Terms Agreement, the several Underwriters are committed to take and pay for all of the Debentures, if any are taken.

     The Underwriters propose to offer the Debentures in part directly to the public at the offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.60% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

     In connection with the offering, the Underwriters may purchase and sell the Debentures in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Debentures; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Debentures than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Debentures sold in the offering may be reclaimed by the Underwriters if such Debentures are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debentures, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Underwriters and/or certain of their affiliates have engaged and may in the future engage in investment banking and/or commercial banking transactions with the Company and certain of its affiliates in the ordinary course of business.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     Certain legal matters regarding the Debentures offered hereby under laws other than federal or state securities laws have been passed upon for the Company by its Vice President and General Counsel, Z. S. Kobiashvili. As of the date of this Prospectus Supplement, Mr. Kobiashvili owns 1,292 shares of Apache common stock through the Company's retirement/401(k) savings plan; holds employee stock options to purchase 31,900 shares of Apache common stock, of which 11,225 options are currently exercisable; and holds a conditional grant under Apache's 1996 Share Price Appreciation Plan relating to 18,900 shares of Apache common stock, none of which is vested. Certain legal matters will also be passed upon for the Company by Woodard, Hall & Primm, P.C., Houston, Texas, and for the Underwriters by Brown & Wood LLP, New York, New York.

PROSPECTUS


                                  $300,000,000

                           [APACHE CORPORATION LOGO]

                                DEBT SECURITIES

Apache Corporation (the "Company" or "Apache") intends from time to time to issue senior unsecured debt securities ("Debt Securities") in one or more series, at an aggregate initial offering price not to exceed $300,000,000, at prices and on terms to be determined at or prior to the time of sale. The specific designation, aggregate principal amount, maturity, interest rate, method of distribution, and any prepayment or other variable terms with regard to the Debt Securities in respect of which this Prospectus is delivered will be, to the extent not set forth herein, set forth in an accompanying Prospectus Supplement.

Unless otherwise specified herein or in the applicable Prospectus Supplement, the Debt Securities will be issued in fully registered book-entry form and will be registered in the name of The Depository Trust Company, as depository ("DTC"), or its nominee. Interests in the Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Debt Securities issued in book-entry form will not be issuable as certificated securities except as specified herein or in the applicable Prospectus Supplement. See "DTC Book-Entry-Only System." Payment of the principal of, and premium, if any, and interest on the Debt Securities will be made to DTC if and so long as DTC or its nominee is the registered owner of the Debt Securities. The disbursement of such payments to beneficial owners of the Debt Securities ("Beneficial Owners") will be the responsibility of the DTC Participants and the Indirect Participants, all as defined and more fully described in this Prospectus under the caption "DTC Book-Entry-Only System."

The applicable Prospectus Supplement will contain information, where applicable and to the extent not set forth herein, concerning certain United States federal income tax considerations relating to the Debt Securities covered by such Prospectus Supplement.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

The Debt Securities may be sold directly by the Company to one or more institutional purchasers, through agents designated from time to time, through dealers or underwriters, or through any combination of the above. If any agents of the Company or any underwriters are involved in the sale of the Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement. See "Plan of Distribution" for indemnification arrangements which the Company is prepared to make available to underwriters and agents for the sale of the Debt Securities.

                             ---------------------


                The date of this Prospectus is October 31, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBT SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ---------------------

                             AVAILABLE INFORMATION

     Apache is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by Apache can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning Apache may be inspected at the offices of The New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005, and also at the offices of the Chicago Stock Exchange ("CSE"), One Financial Place, 440 S. LaSalle Street, Chicago, Illinois 60605-1070. The address of the Company's principal executive offices and its telephone number are 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400 and (713) 296-6000.

     The Company has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The information so omitted may be obtained from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed, each such statement being qualified in its entirety by such reference.

                             ---------------------

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents previously filed by the Company with the SEC pursuant to the Exchange Act (SEC File No. 1-4300) are incorporated in and made a part of this Prospectus:


    (i)      Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
    (ii)     Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996, amended by Amendment No. 1 on Form 10-Q/A, filed May 29, 1996.
    (iii)    Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996.
    (iv)     Current Report on Form 8-K dated January 3, 1996.
    (v)      Current Report on Form 8-K dated January 31, 1996.
    (vi)     Current Report on Form 8-K dated February 22, 1996.
    (vii)    Current Report on Form 8-K dated March 7, 1996.
    (viii)   Current Report on Form 8-K dated March 27, 1996, amended by Amendment No. 1 on
             Form 8-K/A, filed April 5, 1996.
    (ix)     Current Report on Form 8-K dated April 16, 1996.
    (x)      Current Report on Form 8-K dated April 22, 1996.

    (xi)     Current Report on Form 8-K dated May 20, 1996, amended by Amendment No. 1 on
             Form 8-K/A, filed July 19, 1996.
    (xii)    Current Report on Form 8-K dated September 24, 1996.


     All documents which the Company files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or in any accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge, upon the written or oral request of any person to whom a copy of this Prospectus has been delivered, a copy of any or all of the documents referred to above which are incorporated in this Prospectus by reference, other than exhibits to such documents. Requests should be directed to Cheri L. Peper, Corporate Secretary, Apache Corporation, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400; (713) 296-6000.

                             ---------------------

     All defined terms under Rule 4-10(a) of Regulation S-X promulgated under the Securities Act shall have their statutorily-prescribed meanings when used in this Prospectus. Quantities of natural gas are expressed in this Prospectus in terms of thousand cubic feet ("Mcf"), million cubic feet ("MMcf") or billion cubic feet ("Bcf"). Oil (which includes condensate) is quantified in terms of barrels ("bbls"), thousands of barrels ("Mbbls") and millions of barrels ("MMbbls"). One barrel of oil is the energy equivalent of six Mcf of natural gas, expressed as a barrel of oil equivalent. Natural gas is compared to oil in terms of thousand barrels of oil equivalent ("Mboe") and in million barrels of oil equivalents ("MMboe"). Oil and natural gas liquids are compared with natural gas in terms of million cubic feet equivalent ("MMcfe") and billion cubic feet equivalent ("Bcfe"). Daily oil and gas production is expressed in terms of barrels of oil per day ("bopd") and thousands of cubic feet of gas per day ("Mcfd"), respectively. The Company's "net" working interest in wells or acreage is determined by multiplying gross wells or acreage by the Company's working interest therein. Unless otherwise specified, all references to wells and acres are gross.

                                  THE COMPANY

     Apache Corporation, a Delaware corporation formed in 1954, is an independent energy company that explores for, develops and produces crude oil and natural gas. In North America, the Company's exploration and production interests are focused on the Gulf of Mexico, the Anadarko Basin, the Permian Basin, the Gulf Coast and the Western Sedimentary Basin of Canada. Outside of North America, the Company has exploration and production interests offshore Western Australia and in Egypt, and exploration interests in, among other areas, Indonesia and offshore the Ivory Coast. The Company's common stock, par value $1.25 per share ("Apache Common Stock"), has been listed on the NYSE since 1969, and on the CSE since 1960.

     The Company holds interests in many of its North American and international properties through operating subsidiaries, such as Apache Canada Ltd., MW Petroleum Corporation, Apache Energy Limited, Apache International, Inc., Apache Overseas, Inc., and The Phoenix Resource Companies, Inc. The Company treats all operations as one segment of business.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used to refinance outstanding indebtedness and for other general corporate purposes. To the extent proceeds are used to refinance outstanding indebtedness, certain terms of the indebtedness being refinanced will be set forth in the applicable Prospectus Supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratios of earnings to fixed charges were as follows for the respective periods indicated:

 SIX MONTHS
   ENDED
  JUNE 30,                 YEAR ENDED DECEMBER 31
-------------     ----------------------------------------
1996     1995     1995     1994     1993     1992     1991
----     ----     ----     ----     ----     ----     ----
2.14     1.05     1.15     2.34     2.37     0.72      --

     The Company's ratios of earnings to fixed charges were computed based on:
(A) income or losses from continuing operations before income taxes and fixed charges (excluding interest capitalized); and (B) fixed charges, which consist of interest on indebtedness (including amounts capitalized), amortization of debt discount and expense and the estimated portion of rental expense attributable to interest. Earnings were inadequate to cover fixed charges by $68.1 million for 1991, and by $14.8 million for 1992, due to write downs of the carrying value of the U.S. and Canadian oil and gas properties of DEK Energy Company ("DEKALB"), formerly known as DEKALB Energy Company, and losses incurred on the divestiture of certain of DEKALB's U.S. assets.

                         DESCRIPTION OF DEBT SECURITIES

     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be issued under an indenture (the "Indenture") entered into between the Company and The Chase Manhattan Bank, as trustee and successor to Chemical Bank (the "Trustee"). The Debt Securities to be offered by this Prospectus are limited to an aggregate initial offering price not to exceed $300,000,000. However, the Indenture does not limit the amount of Debt Securities which can be issued thereunder and provides that additional Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. The payment of principal of, or premium, if any, or interest on the Debt Securities will rank pari passu with all other unsecured unsubordinated indebtedness of the Company. Unless otherwise indicated herein or in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof.

     The maturity date, interest payment dates, and rate of interest of the Debt Securities will be as set forth in the Prospectus Supplement applicable thereto. Subject to certain exceptions therein set forth, the Indenture provides for the payment of interest on any interest payment date only to persons in whose names the Debt Securities are registered on the regular record date, which is the last day of the respective calendar months preceding the month in which an interest payment is due (whether or not a business day).

     A copy of the Indenture is an exhibit to the Registration Statement of which this Prospectus is a part. The information herein includes a summary of certain provisions of the Indenture and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture including the definition therein of certain terms. The following summaries set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will, to the extent not described herein, be described in the Prospectus Supplement relating to such Debt Securities.

PROVISIONS APPLICABLE TO ALL DEBT SECURITIES

  General

     Reference is made to the Prospectus Supplement that accompanies this Prospectus for the following terms, to the extent permitted by the Indenture, and other information with respect to the Debt Securities being offered thereby, to the extent not described herein: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of the principal amount at which such Debt Securities will be issued; (iii) the date (or the manner of determining or extending the date or dates) on which the principal of such Debt Securities will be payable; (iv) whether such Debt Securities will be issued in fully registered form or in bearer form or any combination thereof; (v) whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form; (vi) if other than U.S. dollars, the currency or currencies or currency unit or units in which Debt Securities may be denominated and purchased and the currency or currencies or currency units in which principal, premium (if any) and any interest may be payable; (vii) if the currency for which Debt Securities may be purchased or in which principal, premium (if any) and any interest may be payable is at the election of the Company or the purchaser, the manner in which such an election may be made and the terms of such election; (viii) the rate or rates per annum at which such Debt Securities will bear interest, if any, or the method or methods of determination of such rate or rates and the basis upon which interest will be calculated if other than that of a 360-day year consisting of twelve 30-day months; (ix) the date or dates from which such interest, if any, on such Debt Securities will accrue or the method or methods, if any, by which such date or dates are to be determined, the date or dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any;
(x) the date or dates, if any, on or after which, or the period or periods, if any, within which, and the price or prices at which the Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the holder thereof and the other terms and provisions of such optional redemption; (xi) information with respect to book-entry procedures relating to global Debt Securities; (xii) whether and under what circumstances the Company will pay Additional Amounts as contemplated by
Section 1004 of the Indenture (the term "interest," as used in this Prospectus, shall include such Additional Amounts) on such Debt Securities to any holder who is a United States Alien (as defined in the Indenture) (including any modification to the definition of such terms contained in the Indenture as originally executed) in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); (xiii) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to any of such Debt Securities; (xiv) if either or both of Section 402(2) relating to defeasance or
Section 402(3) relating to covenant defeasance shall not be applicable to the Debt Securities of such series, or any covenants in addition to those specified in Section 402(3) relating to the Debt Securities of such series shall be subject to covenant defeasance, and any deletions from, or modifications or additions to, the provisions of Article Four of the Indenture relating to satisfaction and discharge in respect of the Debt Securities of such series;
(xv) any index or other method used to determine the amount of payments of principal, premium (if any) and interest, if any, on such Debt Securities; (xvi) if a trustee other than Chemical Bank is named for such Debt Securities, the name of such trustee; and (xvii) any other specific terms of the Debt Securities. All Debt Securities of any one series need not be issued at the same time and all the Debt Securities of any one series need not bear interest at the same rate or mature on the same date.

     If any of the Debt Securities are sold for foreign currencies or foreign currency units or if the principal of, or premium, if any, or interest, if any, on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such Debt Securities and such foreign currencies or foreign currency units will be set forth in the applicable Prospectus Supplement.

     Other than as described below under "Limitation on Liens" and "Company's Obligation to Purchase Debt Securities on Change in Control," the Indenture does not contain any provision that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a decline in the credit quality of the Company or a takeover, recapitalization or highly leveraged or similar transaction involving the Company. Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby, to the extent not otherwise described herein, for any information with respect to any deletions from, modifications of or additions to the Events of Default described below or covenants of the Company contained in the Indenture, including any addition of a covenant or other provision providing event risk or similar protection.

  Interest Rates

     The Debt Securities will earn interest at the fixed or floating rate for the period of time specified in the applicable Prospectus Supplement.

     If the Debt Securities earn interest at a floating rate, the applicable Prospectus Supplement shall state the Interest Rate Basis or Bases (including
(a) the applicable Spread, if any, and/or (b) multiplied by the applicable Spread Multiplier, if any), the Interest Payment Period and Dates, the Index Maturity and the Maximum Interest Rate and/or Minimum Interest Rate, if any, as such terms are defined below. If one or more of the applicable Interest Rate Bases is LIBOR, the Prospectus Supplement must also specify the Index Currency and Designated LIBOR Page, as such terms are defined below. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities shall bear interest on the basis of a 360-day year consisting of twelve 30-day months.

     The "Spread" is the number of basis points to be added to or subtracted from the related Interest Rate Basis or Bases applicable to each respective Debt Security. The "Spread Multiplier" is the percentage of the related Interest Rate Basis or Bases by which such Interest Rate Basis or Bases will be multiplied to determine the applicable interest rate. The "Index Maturity" is the period to maturity of the instrument or obligation with respect to which the related Interest Rate Basis or Bases will be calculated.

     Unless otherwise specified in the Prospectus Supplement, the Interest Rate Basis may, as described below, include (i) the Commercial Paper Rate, (ii) LIBOR, (iii) the Treasury Rate, or (iv) such other Interest Rate Basis or interest rate formula as may be specified in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will specify whether the floating rate of interest will be reset daily, weekly, monthly, quarterly, semiannually or annually or on such other specified basis (each, an "Interest Reset Period") and the dates on which such rate of interest will be reset (each, an "Interest Reset Date"). Unless otherwise specified in the applicable Prospectus Supplement, the Interest Reset Dates will be, in the case of a floating interest rate which resets: (i) daily, each Business Day; (ii) weekly, the Wednesday of each week (unless the Treasury Rate is an applicable Interest Rate Basis, in which case the Tuesday of each week except as described below); (iii) monthly, the third Wednesday of each month; (iv) quarterly, the third Wednesday of March, June, September and December of each year, (v) semiannually, the third Wednesday of the two months specified in the applicable Prospectus Supplement; and (vi) annually, the third Wednesday of the month specified in the applicable Prospectus Supplement. If any Interest Reset Date would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding Business Day, unless LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, in which case such Interest Reset Date will be the immediately preceding Business Day. In addition, if the Treasury Rate is an applicable Interest Rate Basis and the Interest Determination Date would otherwise fall on an Interest Reset Date, then such Interest Reset Date will be postponed to the next succeeding Business Day.

     The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined as of the applicable Interest Determination Date on or prior to the Calculation Date (as hereinafter defined). The "Interest Determination Date" (i) with respect to the Commercial Paper Rate will be the second Business Day immediately preceding the applicable Interest Reset Date; (ii) with respect to LIBOR will be the second London Business Day immediately preceding the applicable Interest Reset Date, unless the Index Currency is British pounds sterling, in which case the "Interest Determination Date" will be the applicable Interest Reset Date; and (iii) with respect to the Treasury Rate will be the day that Treasury Bills (as hereinafter defined) are auctioned during or for the week in which the applicable Interest Reset Date falls (Treasury Bills being normally sold at an auction held on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday); provided, however, that if an auction is held on the Friday of the week preceding the applicable Interest Reset Date, the Interest Determination Date will be such preceding Friday. The "Interest Determination Date" pertaining to a floating interest rate which is determined by reference to two or more Interest Rate Bases will be the most recent Business Day which is at least two Business Days prior to the applicable Interest Reset Date on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined as of such date, and the applicable interest rate will take effect on the applicable Interest Reset Date.

     Either or both of the following may also apply to the floating interest rate on Debt Securities: (i) a Maximum Interest Rate, or ceiling, that may accrue during any Interest Reset Period, and (ii) a Minimum Interest Rate, or floor, that may accrue during any Interest Reset Period. In addition to any Maximum Interest Rate that may apply, the interest rate on any Debt Securities will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States laws of general application.

     Except as provided below or in the applicable Prospectus Supplement, interest will be payable, in the case of floating interest rates which reset:
(i) daily, weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Prospectus Supplement; (ii) quarterly, on the third Wednesday of March, June, September and December of each year, (iii) semiannually, on the third Wednesday of the two months of each year specified in the applicable Prospectus Supplement; and (iv) annually, on the third Wednesday of the month of each year specified in the applicable Prospectus Supplement. If any Interest Payment Date for the payment of interest at a floating rate would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, except that if LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

     All percentages resulting from any calculation of floating interest rates will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all amounts used in or resulting from such calculation will be rounded, in the case of United States dollars, to the nearest cent or, in the case of a foreign currency or composite currency, to the nearest unit (with one-half cent or unit being rounded upwards).

     Accrued floating rate interest will be calculated by multiplying the principal amount of the Debt Securities to which it relates by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factor calculated for each day in the applicable Interest Reset Period. Unless otherwise specified in the applicable Prospectus Supplement, the interest factor for each such day will be computed by dividing the interest rate applicable to such day by 360, if an applicable Interest Rate Basis is the Commercial Paper Rate or LIBOR, or by the actual number of days in the year if an applicable Interest Rate Basis is the Treasury Rate. Unless otherwise specified in the applicable Prospectus Supplement, if the floating interest rate is calculated with reference to two or more Interest Rate Bases, the interest factor will be calculated in each period in the same manner as if only one of the applicable Interest Rate Bases applied as specified in the applicable Prospectus Supplement.

     Unless otherwise specified in the applicable Prospectus Supplement, The Chase Manhattan Bank will be the "Calculation Agent." Upon request of the Beneficial Owner of any Debt Securities, the Calculation Agent will disclose the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the "Calculation Date," if applicable, pertaining to any Interest Determination Date will be the earlier of
(i) the tenth calendar day after such Interest Determination Date or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the Maturity Date, as the case may be.

     Unless otherwise specified in the applicable Prospectus Supplement, the Calculation Agent shall determine each Interest Rate Basis in accordance with the following provisions.

     Commercial Paper Rate. Unless otherwise specified in the applicable Prospectus Supplement, "Commercial Paper Rate" means, with respect to any Interest Determination Date for which the interest rate is determined with reference to the Commercial Paper Rate (a "Commercial Paper Rate Interest Determination Date"), the Money Market Yield (as hereinafter defined) on such date of the rate for commercial paper having the Index Maturity specified in the applicable Prospectus Supplement as published in H.15(519) under the heading "Commercial Paper." In the event that such rate is not published by 3:00 p.m., New York City time, on the related Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be the Money Market Yield of the rate for commercial paper having the Index Maturity specified in the applicable Prospectus Supplement as published in Composite Quotations under the heading "Commercial Paper" (with an Index Maturity of one month or three months being deemed to be equivalent to an Index Maturity of 30 days or 90 days, respectively). If such rate is not yet published in either H.15(519) or Composite Quotations by 3:00 p.m., New York City time, on the related Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00, New York City time, on such Commercial Paper Rate Interest Determination Date of three leading dealers of commercial paper in New York, New York selected by the Calculation Agent, after consultation with the Company, for commercial paper having the Index Maturity specified in the applicable Prospectus Supplement placed for an industrial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized statistical rating organization; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate determined as of such Commercial Paper Rate Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

     "Money Market Yield" means a yield (expressed as a percentage) calculated in accordance with the following formula:

                         D X 360
Money Market Yield =  -------------- X 100
                      360 - (D X M)

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the Interest Period for which interest is being calculated.

     LIBOR. Unless otherwise specified in the applicable Prospectus Supplement, "LIBOR" means the rate determined in accordance with the following provisions:

          (i) With respect to any Interest Determination Date for which the interest rate is determined with reference to LIBOR (a "LIBOR Interest Determination Date"), LIBOR will be either: (a) if "LIBOR Reuters" is specified in the applicable Prospectus Supplement, the arithmetic mean of the offered rates (unless the Designated LIBOR Page by its terms provides only for a single rate, in which case such single rate shall be used) for deposits in the Index Currency having the Index Maturity specified in such Prospectus Supplement, commencing on the applicable Interest Reset Date, that appear (or, if only a single rate is required as aforesaid, appears) on the Designated LIBOR Page as of 11:00 a.m., London time, on such LIBOR Interest Determination Date, or (b) if "LIBOR Telerate" is specified in the applicable Prospectus Supplement or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Prospectus Supplement as the method for calculating LIBOR, the rate for deposits in the Index Currency having the Index Maturity specified in such Prospectus Supplement, commencing on such Interest Reset Date, that appears on the Designated LIBOR Page as of 11:00 a.m., London time, on such LIBOR Interest Determination Date. If fewer than two such offered rates appear, or if no such rate appears, as applicable, LIBOR on such LIBOR Interest Determination Date will be determined in accordance with the provisions described in clause (ii) below.

          (ii) With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent, after consultation with the Company, to provide the Calculation Agent with its offered quotation for deposits in the Index Currency for the period of the Index Maturity specified in the applicable Prospectus Supplement, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the applicable Principal Financial Center, on such LIBOR Interest Determination Date by three major banks in such Principal Financial Center selected by the Calculation Agent, after consultation with the Company, for loans in the Index Currency to leading European banks, having the Index Maturity specified in the applicable Prospectus Supplement and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date.

     "Index Currency" means the currency or composite currency specified in the applicable Prospectus Supplement as to which LIBOR shall be calculated. If no such currency or composite currency is specified in the applicable Prospectus Supplement, the Index Currency shall be United States dollars.

     "Principal Financial Center" means the capital city of the country issuing the Index Currency, except that with respect to United States dollars, Australian dollars, Deutsche marks, Dutch guilders, Italian lire, Swiss francs and ECUs, the Principal Financial Center shall be New York City, Sydney, Frankfurt, Amsterdam, Milan, Zurich and Luxembourg, respectively.

     "Designated LIBOR Page" means (a) if "LIBOR Reuters" is specified in the applicable Prospectus Supplement, the display on the Reuters Monitor Money Rates Service (or any successor service) for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency, or (b) if "LIBOR Telerate" is specified in the applicable Prospectus Supplement or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified in the applicable Prospectus Supplement as the method for calculating LIBOR, the display on the Dow Jones Telerate Service (or any successor service) for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency.

     Treasury Rate. Unless otherwise specified in the applicable Prospectus Supplement, "Treasury Rate" means, with respect to any Interest Determination Date for which the interest rate is determined by reference to the Treasury Rate (a "Treasury Rate Interest Determination Date"), the rate from the auction held on such Treasury Rate Interest Determination Date (the "Auction") of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified in the applicable Prospectus Supplement, as such rate is published in H.15(519) under the heading "Treasury Bills -- auction average (investment)" or, if not published by 3:00 p.m., New York City time, on the related Calculation Date, the auction average rate of such Treasury Bills (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) as otherwise announced by the United States Department of the Treasury. In the event that the results of the Auction of Treasury Bills having the Index Maturity specified in the applicable Prospectus Supplement are not reported as provided by 3:00 p.m., New York City time, on the related Calculation Date, or if no such Auction is held, then the Treasury Rate will be calculated by the Calculation Agent, after consultation with the Company, and will be a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such Treasury Rate Interest Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent, after consultation with the Company, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable Prospectus Supplement; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date.

  Discount, Series, Maturities, Registration, and Payment

     The Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. See "Certain United States Federal Income Tax Considerations" herein. Federal income tax consequences and special considerations applicable to any such series may also be described in the Prospectus Supplement relating thereto.

     The Debt Securities may be issued in one or more series with the same or various maturities. (Section 301) Debt Securities may be issued solely in fully registered form without coupons ("Registered Securities"), solely in bearer form with or without coupons ("Bearer Securities"), or as both Registered Securities and Bearer Securities. (Section 301) Registered Securities may be exchangeable for other Debt Securities of the same series, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the aforementioned office. No service charge will be made to the holder for any such exchange or transfer, except for any tax or governmental charge incidental thereto. If Debt Securities of any series are issued as Bearer Securities, the applicable Prospectus Supplement will contain any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities of the series may be exchanged for Registered Securities of the series and, if permitted by applicable laws and regulations, the terms upon which Registered Securities of the series may be exchanged for Bearer Securities of the series, whether such Debt Securities are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global security may exchange such interests for Debt Securities of such series and the circumstances under which any such exchanges may occur.

     Unless otherwise specified in the applicable Prospectus Supplement, principal and interest, if any, on the Debt Securities offered thereby are to be payable at the office or agency of the Company maintained for such purposes in the city where the principal corporate trust office of the Trustee is located, and will initially be the principal corporate trust office of the Trustee, provided that payment of interest, if any, may be made (subject to collection) at the option of the Company by check mailed to the persons in whose names the Debt Securities are registered at the close of business on the day specified in the applicable Prospectus Supplement.

  Form, Exchange, Registration and Transfer

     Debt Securities will be exchangeable for other Debt Securities of the same series and of like tenor, of any authorized denominations and of a like aggregate principal amount and Stated Maturity (as defined in the Indenture). Registered Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) at the office of the Trustee or at the office of any transfer agent designated by the Company for such purpose, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the books of the Trustee or such transfer agent contingent upon such Trustee or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. (Section 305)

     In the event of any redemption of Debt Securities, the Company shall not be required to: (i) issue, register the transfer of or exchange such Debt Securities during a period beginning at the opening of business 15 days before any selection of such Debt Securities to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or (ii) register the transfer of or exchange any such Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

  Limitation on Liens

     Nothing in the Indenture or the Debt Securities will in any way limit the amount of indebtedness or securities (other than the Debt Securities) which may be incurred or issued by the Company or any of its Subsidiaries (as defined in the Indenture). The Indenture provides that neither the Company nor any Subsidiary will issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed secured by a mortgage, lien, pledge, security interest or other encumbrance (defined in the Indenture as "Liens") upon any of its property, subject to certain exceptions set forth in the Indenture, without making effective provisions whereby any and all Debt Securities then outstanding shall be secured by a Lien equally and ratably with any and all other obligations thereby secured. Such restrictions will not, however, apply to (a) Liens existing on the date of the Indenture or provided for under the terms of agreements existing on the date thereof; (b) Liens securing (i) all or part of the cost of exploring, producing, gathering, processing, marketing, drilling or developing any properties of the Company or any of its Subsidiaries, or securing indebtedness incurred to provide funds therefor; or (ii) indebtedness incurred to finance all or part of the cost of acquiring, constructing, altering, improving or repairing any such property or assets, or securing indebtedness incurred to provide funds therefor; (c) Liens which secure only indebtedness owing by a Subsidiary to the Company, or to one or more Subsidiaries, or the Company and one or more Subsidiaries; (d) Liens on the property of any corporation or other entity existing at the time such corporation or entity becomes a Subsidiary; (e) Liens on any property to secure indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or indebtedness issued or guaranteed by the United States, any state or any department, agency or instrumentality of either or indebtedness issued to or guaranteed for the benefit of a foreign government, any state or any department, agency or instrumentality of either or an international finance agency or any division or department thereof, including the World Bank, the International Finance Corp. and the Multilateral Investment Guarantee Agency; (f) any extension, renewal or replacement (or successive extensions, renewals or replacements) of any Lien referred to in the foregoing clauses (a) through (e) existing on the date of the Indenture; (g) certain Liens incurred in the ordinary course of business or (h) Liens which secure Limited Recourse Indebtedness (as defined in the Indenture). The following types of transactions, among others, shall not be deemed to create indebtedness secured by Liens: (i) the sale or other transfer of crude oil, natural gas or other petroleum hydrocarbons in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount (however determined) of money or such crude oil, natural gas or other petroleum hydrocarbons, or the sale or other transfer of any other interest in property of the character commonly referred to as a production payment, overriding royalty, forward sale or similar interest and (ii) Liens required by any contract or statute in order to permit the Company or a Subsidiary to perform any contract or subcontract made by it with or at the request of the United States government or any foreign government or international finance agency, any state or any department thereof, or any agency or instrumentality of either, or to secure partial, progress, advance or other payments to the Company or any Subsidiary by any such entity pursuant to the provisions of any contract or statute. (Section
1005)

  Limitation on Sale/Leaseback Transactions

     The Indenture provides that neither the Company nor any Subsidiary will enter into any arrangement with any person (other than the Company or a Subsidiary) providing for the leasing to the Company or a Subsidiary for a period of more than three years of any property which has been, or is to be, sold or transferred by the Company or such Subsidiary to such person or to any person (other than the Company or a Subsidiary) to which funds have been or are to be advanced by such person on the security of the leased property unless either (a) the Company or such Subsidiary would be entitled, pursuant to the provisions described under "Limitation on Liens" above, to incur indebtedness in a principal amount equal to or exceeding the value of such sale/leaseback transaction, secured by a Lien on the property to be leased; (b) since the date of the Indenture and within a period commencing six months prior to the consummation of such arrangement and ending six months after the consummation thereof, the Company or such Subsidiary has expended or will expend for any property (including amounts expended for the acquisition, exploration, drilling or development thereof, and for additions, alterations, improvements and repairs thereto) an amount equal to all or a portion of the net proceeds of such arrangement and the Company elects to designate such amount as a credit against such arrangement (with any such amount not being so designated to be applied as set forth in (c) below); or (c) the Company, during or immediately after the expiration of the 12 months after the effective date of such transaction, applies to the voluntary defeasance or retirement of the Debt Securities and its other Senior Indebtedness (as defined in the Indenture) an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such transaction or the fair value, in the opinion of the board of directors of the Company of such property at the time of entering into such transaction (in either case adjusted to reflect the remaining term of the lease and any amount utilized by the Company as set forth in (b) above), less an amount equal to the principal amount of Senior Indebtedness voluntarily retired by the Company within such 12-month period. (Section 1006)

  Events of Default

     Unless otherwise specified in the applicable Prospectus Supplement, any one of the following events will constitute an Event of Default under the Indenture with respect to the Debt Securities of any series: (a) failure to pay any interest on any Debt Security of such series when due, continued for 30 days;
(b) failure to pay principal of (or premium, if any) on the Debt Securities of such series when due and payable, either at maturity or, if applicable, at 12:00 noon on the Business Day following the Change in Control Purchase Date; (c) failure to perform, or breach of, any other covenant or warranty of the Company in the Indenture or the Debt Securities (other than a covenant or warranty included in the Indenture solely for the benefit of a series of securities other than the Debt Securities), continued for 60 days after written notice as provided in the Indenture; (d) the acceleration of any Indebtedness (as defined in the Indenture) of the Company or any Subsidiary in excess of an aggregate of $25,000,000 in principal amount under any event of default as defined in any mortgage, indenture or instrument and such acceleration has not been rescinded or annulled within 30 days after written notice as provided in the Indenture specifying such Event of Default and requiring the Company to cause such acceleration to be rescinded or annulled; (e) failure to pay, bond or otherwise discharge within 60 days of entry, a judgment, court order or uninsured monetary damage award against the Company or any Subsidiary exceeding an aggregate of $25,000,000 in principal amount which is not stayed on appeal or otherwise being appropriately contested in good faith; (f) certain events of bankruptcy, insolvency or reorganization involving the Company or any Subsidiary; and (g) any other Event of Default provided with respect to the Debt Securities of that series. (Section 501)

     If an Event of Default with respect to the Debt Securities of any series (other than an Event of Default described in (e) or (f) of the preceding paragraph) occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series by notice as provided in the Indenture may declare the principal amount of such Debt Securities to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, and subject to applicable law and certain other provisions of the Indenture, the holders of a majority in aggregate principal amount of the Debt Securities of such series may, under certain circumstances, rescind and annul such acceleration. An Event of Default described in (e) or (f) of the preceding paragraph shall cause the principal amount and accrued interest (or such lesser amount as provided for in the Debt Securities of such series) to become immediately due and payable without any declaration or other act by the Trustee or any holder. (Section 502)

     The Indenture provides that, within 90 days after the occurrence of any Event of Default thereunder with respect to the Debt Securities of any series, the Trustee shall transmit, in the manner set forth in the Indenture, notice of such Event of Default to the holders of the Debt Securities of such series unless such Event of Default has been cured or waived; provided, however, that except in the case of a default in the payment of principal of, or premium, if any, or interest, if any, or additional amounts, if any, on any Debt Security of such series, the Trustee may withhold such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee has in good faith determined that the withholding of such notice is in the interest of the holders of Debt Securities of such series. (Section 602)

     If an Event of Default occurs and is continuing with respect to the Debt Securities of any series, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the holders of Debt Securities of such series by all appropriate judicial proceedings. (Section 504)

     The Indenture provides that, subject to the duty of the Trustee during any default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Debt Securities, unless such holders shall have offered to the Trustee reasonable indemnity. (Section 601) Subject to such provisions for the indemnification of the Trustee, and subject to applicable law and certain other provisions of the Indenture, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of a series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such series. (Section 512)

  Company's Obligation to Purchase Debt Securities on Change in Control

     Upon the occurrence of a "Change in Control" as defined in the Indenture, the Company shall mail within 15 days of the occurrence of such Change in Control written notice regarding such Change in Control to the Trustee of the Debt Securities of each series and to every holder thereof, after which the Company shall be obligated, at the election of each holder thereof, to purchase such Debt Securities. Under the Indenture, a "Change in Control" is deemed to occur upon (a) the occurrence of any event requiring the filing of any report under or in response to Schedule 13D or 14D-1 pursuant to the Exchange Act disclosing beneficial ownership of either (i) 50% or more of the Company's Common Stock then outstanding, or (ii) 50% or more of the voting power of the voting stock of the Company then outstanding, (b) the consummation of sale, transfer, lease, or conveyance of the Company's properties and assets substantially as an entirety to any Person or Persons who are not Subsidiaries of the Company; and (c) the consummation of any consolidation of the Company with or merger of the Company into any other Person in a transaction in which either (i) the Company is not the sole surviving corporation or (ii) Common Stock existing prior to such transaction is converted into cash, securities or other property and those exchanging the Company's Common Stock do not receive either (x) 75% or more of the survivor's common stock or (y) 75% or more of the voting power of the survivor's voting stock, following the consummation of such transaction. The notice to be sent to every Trustee and holder upon a Change in Control shall, in addition, be published at least once in an Authorized Newspaper (as defined in the Indenture) and shall state (a) the event causing the Change in Control and the date thereof, (b) the date by which notice of such Change in Control is required by the Indenture to be given, (c) the date (which date shall be 35 business days after the occurrence of the Change in Control) by which the Company shall purchase Debt Securities to be purchased pursuant to the selling holder's exercise of rights on Change in Control (the "Change in Control Purchase Date"), (d) the price specified in such Debt Securities for their purchase by the Company (the "Change in Control Purchase Price"), (e) the name and address of the Trustee, (f) the procedure for surrendering Debt Securities to the Trustee or other designated office or agent for payment, (g) a statement of the Company's obligation to make prompt payment on proper surrender of such Debt Securities, (h) the procedure for holders' exercise of rights of sale of such Debt Securities by delivery of a "Change in Control Purchase Notice," and
(i) the procedures for withdrawing a Change in Control Purchase Notice. No purchase of any Debt Securities shall be made if there has occurred and is continuing an Event of Default under the Indenture (other than default in payment of the Change in Control Purchase Price). In connection with any purchase of Debt Securities under this paragraph, the Company will comply with all Federal and state securities laws, including, specifically, Rule 13E-4, if applicable, of the Exchange Act, and any related Schedule 13E-4 required to be submitted under such Rule. (Section 1601)

  Discharge, Defeasance and Covenant Defeasance

     The Company may discharge certain obligations to holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the Trustee, in trust, funds in U.S. dollars or in the Foreign Currency in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities with respect to principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Maturity thereof, as the case may be. (Section 401)

     The Indenture provides that, unless the provisions of Section 402 thereof are made inapplicable to the Debt Securities of or within any series pursuant to
Section 301 thereof, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for, among other things, the obligation to pay Additional Amounts, if any upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on such Debt Securities and other obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency with respect to such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 402(2)) or (b) to be released from its obligations with respect to such Debt Securities under the covenants described in "Limitation on Liens" and "Limitation on Sale/Leaseback Transactions" above or, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance"). (Section 402(3)) Defeasance or covenant defeasance, as the case may be, shall be conditioned upon the irrevocable deposit by the Company with the Trustee, in trust of an amount, in U.S. dollars or in the Foreign Currency in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities on the scheduled due dates therefor. (Section 402(4))

     Such a trust may only be established if, among other things, (i) the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound,
(ii) no default or Event of Default with respect to the Debt Securities to be defeased shall have occurred and be continuing on the date of the establishment of such a trust and (iii) the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a letter ruling of the Internal Revenue Service received by the Company, a Revenue Ruling published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture. (Section 402(4)(d) and (e))

     "Foreign Currency" means any currency, currency unit or composite currency, including, without limitation, the ECU, issued by the government of one or more countries other than the United States of America or by any recognized confederation or association of such governments. (Section 101)

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government or the governments in the confederation which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government or governments which issued the Foreign Currency in which the Debt Securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government or governments, which, in the case of clauses (i) and (ii), are not callable or redeemable at the option of the issuer or issuers thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of or any other amount with respect to any such Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian with respect to the Government Obligation or the specific payment of interest on or principal of or any other amount with respect to the Government Obligation evidenced by such depository receipt. (Section 101)

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the Foreign Currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as such Debt Security becomes due out of the proceeds yielded by converting the amount or other properties so deposited in respect of such Debt Security into the currency in which such Debt Security becomes payable as a result of such election or such Conversion Event based on (x) in the case of payments made pursuant to clause (a) above, the applicable market exchange rate for such currency in effect on the second business day prior to such payment date, or (y) with respect to a Conversion Event, the applicable market exchange rate for such Foreign Currency in effect (as nearly as feasible) at the time of the Conversion Event. (Section 402(5))

     "Conversion Event" means the cessation of use of (i) a Foreign Currency other than the ECU both by the government of the country or the confederation which issued such Foreign Currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that are payable in a Foreign Currency that ceases to be used by the government or confederation of issuance shall be made in U.S. dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than an Event of Default with respect to Sections 1005 and 1006 of the Indenture (which Sections would no longer be applicable to such Debt Securities after such covenant defeasance) or with respect to any other covenant as to which there has been covenant defeasance, the amount in such Foreign Currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of the Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

     Under the Indenture, the Company is required to furnish to the Trustee annually a statement as to performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. The Company is also required to deliver to the Trustee, within five days after occurrence thereof, written notice of any event which after notice or lapse of time or both would constitute an Event of Default. (Section 1009)

  Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the holder of each Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or premium, if any, on, or any installment of principal, if any, of or interest on, or any Additional Amounts with respect to, any Debt Security,
(b) reduce the principal amount of, or premium or interest on, or any Additional Amounts with respect to any Debt Security, (c) change the coin or currency in which any Debt Security or any premium or any interest thereon or any Additional Amounts with respect thereto is payable, (d) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity of any Debt Securities (or, in the case of redemption, on or after the Redemption Date or, in the case of repayment at the option of any holder, on or after the date for repayment or in the case of a change in control, after the change in control purchase date), (e) reduce the percentage and principal amount of the outstanding Debt Securities, the consent of whose holders is required in order to take certain actions, (f) change any obligation of the Company to maintain an office or agency in the places and for the purposes required by the Indenture, or (g) modify any of the above provisions. (Section 902)

     The holders of at least a majority in aggregate principal amount of Debt Securities of any series may, on behalf of the holders of all Debt Securities of such series, waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008) The holders of not less than a majority in aggregate principal amount of Debt Securities of any series may, on behalf of all holders of Debt Securities of such series, waive any past default and its consequences under the Indenture with respect to the Debt Securities of such series, except a default (a) in the payment of principal of (or premium, if any) or any interest on or any Additional Amounts with respect to Debt Securities of such series or (b) in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the holder of each Debt Security of any series. (Section 513)

  Consolidation, Merger and Sale of Assets

     The Company may, without the consent of the holders of the Debt Securities, consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person that is a corporation, limited liability company, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, or may permit any such Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, provided that any successor Person assumes the Company's obligations on the Debt Securities and under the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

  Concerning the Trustee

     Unless otherwise specified in the applicable Prospectus Supplement, The Chase Manhattan Bank, New York, New York, successor to Chemical Bank, will be the Trustee under the Indenture.

                           DTC BOOK-ENTRY-ONLY SYSTEM

     Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be registered under a book-entry-only system maintained by The Depository Trust Company, New York, New York ("DTC"). The book-entry-only system will evidence ownership interests in the Debt Securities in book-entry-only form. Purchasers of ownership interests in the Debt Securities will not receive certificates representing their interests in the Debt Securities purchased. Transfers of ownership interests will be effected on the records of DTC and its participating organizations (the "DTC Participants") pursuant to rules and procedures established by DTC.

     Certain of the following information concerning the procedures and record keeping with respect to ownership interests in the Debt Securities, payment of interest and other payments on the Debt Securities to DTC Participants or Beneficial Owners (as hereafter defined), confirmation and transfer of ownership interests in the Debt Securities and other related transactions by and between DTC, the DTC Participants and Beneficial Owners is based solely on information contained in a published report of DTC.

     DTC, an automated clearinghouse for securities transactions, will act as securities depository for the Debt Securities. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. DTC was created to hold securities of the DTC Participants and to facilitate the clearance and settlement of securities transactions among DTC Participants in such securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of security certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly (the "Indirect Participants").

     The ownership of the fully-registered Debt Securities will be registered in the name of Cede & Co., as nominee for DTC. Ownership interests in the Debt Securities may be purchased by or through DTC Participants and will be recorded on the records of the DTC Participants, whose interests in turn will be recorded on a computerized book-entry-only system operated by DTC. Such DTC Participants and the person for whom they acquire interests in the Debt Securities as nominees ("Beneficial Owner") will not receive Debt Security certificates, but each such DTC Participant will receive a credit balance in the records of DTC in the amount of such DTC Participant's interest in the Debt Securities, which will be confirmed in accordance with DTC's standard procedures. Each such Beneficial Owner for whom a DTC Participant acquires an interest in the Debt Securities, as nominee, may desire to make arrangements with such DTC Participant to have all communications of the Company and the Trustee to DTC which may affect such Beneficial Owner forwarded in writing by such DTC Participant and to have notifications made of all payments of principal and interest with respect to his beneficial interest. The Company and the Trustee will treat DTC (or its nominee) as the sole and exclusive owner of the Debt Securities registered in its name for the purposes of payment of the principal and interest on the Debt Securities, giving any notice permitted or required to be given to holders under the Indenture, registering the transfer of Debt Securities, and for all other purposes whatsoever, and shall not be affected by any notice to the contrary. The Company and the Trustee shall not have any responsibility or obligation to any DTC Participant, any person claiming a beneficial ownership interest in the Debt Securities under or through DTC or any DTC Participant, or any other person which is not shown on the registration books of the Trustee as being a holder, with respect to: (i) the accuracy of any records maintained by DTC or any DTC Participant; (ii) the payment by DTC or any DTC Participant of any amount in respect of the principal or interest on the Debt Securities; (iii) any notice which is permitted or required to be given to holders thereunder or under the conditions to transfers or exchanges adopted by the Company; or (iv) any other action taken by DTC as a holder. Principal and interest on the Debt Securities will be paid by the Trustee. Disbursement of such payments to the DTC Participants is the responsibility of DTC and disbursement of such payments to the Beneficial Owners is the responsibility of the DTC Participants or the Indirect Participants. NEITHER THE COMPANY NOR THE TRUSTEE WILL HAVE ANY RESPONSIBILITY OR OBLIGATIONS TO SUCH DTC PARTICIPANTS OR THE PERSONS FOR WHOM THEY ACT AS NOMINEES WITH RESPECT TO THE PAYMENTS TO OR THE PROVIDING OF NOTICE FOR THE DTC PARTICIPANTS, OR THE INDIRECT PARTICIPANTS, OR THE BENEFICIAL OWNERS.

     SO LONG AS CEDE & CO., AS NOMINEE OF DTC, IS THE REGISTERED OWNER OF THE DEBT SECURITIES, REFERENCES HEREIN TO THE SECURITY HOLDERS OR REGISTERED OWNERS OF THE DEBT SECURITIES SHALL MEAN CEDE & CO., AND SHALL NOT MEAN THE BENEFICIAL OWNERS.

     For every transfer and exchange of beneficial ownership of Debt Securities, a Beneficial Owner may be charged a sum sufficient to cover any tax, fee or other governmental charge that may be imposed in relation thereto.

     When reference is made to any action which is required or permitted to be taken by the Beneficial Owners, such reference shall only relate to action by such Beneficial Owner, or others permitted to act (by statute, regulation or otherwise) on behalf of such Beneficial Owners for such purposes. When notices are given, they shall be sent by the Trustee to DTC only. Conveyance of notices and other communications by DTC to DTC Participants and Indirect Participants and in turn by DTC Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory and regulatory requirements then in effect.

     Principal and interest payments on the Debt Securities will be made to DTC or its nominee, Cede & Co., as registered owner of the Debt Securities. Upon receipt of any such payments, DTC's current practice is to immediately credit the accounts of the DTC Participants in accordance with their respective holdings shown on the records of DTC. Payments by DTC Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such DTC Participant or Indirect Participant.

     DTC may determine to discontinue providing its services with respect to the Debt Securities at any time by giving notice to the Company and discharging its responsibilities with respect thereto under applicable law. In addition, the Company may determine that continuation of the system of book-entry-only transfers through DTC (or a successor securities depository) is not in the best interests of the Beneficial Owners or is burdensome to the Company. If for either reason the book-entry-only system is discontinued, certificates for the Debt Securities will be delivered to the Beneficial Owners thereof.

     Certain of the information contained in this sub-section has been extracted from a report from DTC. No representation is made by the Company as to the completeness or the accuracy of such information or as to the absence of material adverse changes in such information subsequent to the date hereof.

  Same-Day Settlement and Payment

     Unless otherwise indicated in the applicable Prospectus Supplement, settlement for the Debt Securities will be made by a purchaser in immediately available funds. While the Debt Securities are in the book-entry-only system described above, all payments of principal and interest will be made by the Trustee on behalf of the Company to DTC in immediately available funds.

     Secondary trading in long-term debt securities is generally settled in clearing-house or next-day funds. Unless otherwise set forth in the applicable Prospectus Supplement, while the Debt Securities are in the book-entry-only system described above, they will trade in DTC's Same-Day Fund Settlement System until maturity. During such period, secondary market trading activity in the Debt Securities will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on the trading activity in the Debt Securities.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary, which is based upon the advice of Woodard, Hall & Primm, P.C., Houston, Texas, special tax counsel to the Company whose opinion is set forth herein, of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Debt Securities is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change or possible differing interpretations. It deals only with Debt Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Debt Securities as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Debt Securities should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Debt Securities arising under the laws of any other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Debt Security that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source or
(iv) any other person whose income or gain in respect of a Debt Security is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a holder of a Debt Security that is not a U.S. Holder.

  U.S. Holders

     Payments of Interest. Payments of interest on a Debt Security generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

     Original Issue Discount. The following summary is a general discussion of the United States Federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Debt Securities issued with original issue discount ("Discount Debt Securities"). The following summary is based upon final Treasury regulations (the "1994 Regulations"), which were released by the Internal Revenue Service ("IRS") on January 27, 1994 under the original issue discount provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and amended by final Treasury regulations released by the IRS on June 11, 1996 (the "Final 1996 Regulations"). The 1994 Regulations, as amended by the Final 1996 Regulations, are referred to for purposes of this summary as the "OID Regulations." The OID Regulations generally apply to variable rate debt instruments issued on or after April 4, 1994, and the Final 1996 Regulations apply to contingent payment debt instruments issued on or after August 13, 1996.

     For United States Federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Debt Security over its issue price, if such excess equals or exceeds a de minimis amount (generally
 1/4 of 1% of the Debt Security's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of a Debt Security providing for the payment of any amount other than qualified stated interest, as defined below, prior to maturity, multiplied by the weighted average maturity of such Debt Security). The issue price of an issue of Debt Securities equals the first price at which a substantial amount of such Debt Securities has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The stated redemption price at maturity of a Debt Security is the sum of all payments provided by the Debt Security other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. In addition, under the OID Regulations, if a Debt Security bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Debt Security (e.g., Debt Securities with teaser rates or interest holidays), and if the greater of either the resulting foregone interest on such Debt Security or any "true" discount on such Debt Security (i.e., the excess of the Debt Security's stated principal amount over its issue price) equals or exceeds a specified de minimis amount, then the stated interest on the Debt Security would be treated as original issue discount rather than qualified stated interest.

     Payments of qualified stated interest on a Debt Security are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). A U.S. Holder of a Discount Debt Security must include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues over the entire term of the Discount Debt Security under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount includible in income by the initial U.S. Holder of a Discount Debt Security is the sum of the daily portions of original issue discount with respect to such Discount Debt Security for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Discount Debt Security. The "daily portion" of original issue discount on any Discount Debt Security is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual period may vary in length over the term of the Discount Debt Security, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Discount Debt Security's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments, allocable to such accrual period. The "adjusted issue price" of a Discount Debt Security at the beginning of any accrual period is the sum of the issue price of the Discount Debt Security plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Discount Debt Security that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

     A U.S. Holder who purchases a Discount Debt Security for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the Discount Debt Security after the purchase date, other than payments of qualified stated interest, will be considered to have purchased the Discount Debt Security at an "acquisition premium." Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such Discount Debt Security for any taxable year (or portion thereof in which the U.S. Holder holds the Discount Debt Security) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

     Under the OID Regulations, Debt Securities that provide for stated interest at one or more variable interest rates ("Floating Rate Debt Securities") are subject to special rules whereby a Floating Rate Debt Security will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Floating Rate Debt Security by more than a specified de minimis amount; (b) it provides for stated interest, paid or compounded at least annually, at current values of (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate; (c) it provides that the qualified floating rate or single objective rate in effect at any time equals a current value of that rate; and (d) it does not provide for any payments of principal that are contingent.

     A "qualified floating rate" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Floating Rate Debt Security is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Floating Rate Debt Security (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Floating Rate Debt Security's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations. An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based upon objective financial or economic information. A rate unique to the circumstances of the issuer or a related party, or based on information within the control of the issuer or related party, would not qualify as an objective rate, but a rate based on the credit quality of the issuer would not, solely on that basis, be disqualified as an objective rate. The OID Regulations also provide that other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Floating Rate Debt Security will not constitute an objective rate if it is reasonably expected that the average value of such rate during the first half of the Floating Rate Debt Security's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Floating Rate Debt Security term.

     A "qualified inverse floating rate" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds. The OID Regulations also provide that if a Floating Rate Debt Security provides for stated interest at a fixed rate for an initial period of less than one year followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Floating Rate Debt Security's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

     If a Floating Rate Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations, then any stated interest on such Debt Security which is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually will constitute qualified stated interest and will be taxed accordingly. Thus, a Floating Rate Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with original issue discount unless the Floating Rate Debt Security is issued at a "true" discount (i.e., at a price below the Debt Security's stated principal amount) in excess of a specified de minimis amount. Original issue discount on such a Floating Rate Debt Security arising from "true" discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified floating rate or qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Floating Rate Debt Security. Qualified stated interest allocable to an accrual period will be increased (or decreased) if the interest actually paid during the accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period, according to the formula set forth in the preceding sentence.

     In general, any other Floating Rate Debt Security that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the Floating Rate Debt Security. The OID Regulations generally require that such a Floating Rate Debt Security be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Floating Rate Debt Security with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Floating Rate Debt Security's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Floating Rate Debt Security is converted into a fixed rate that reflects the yield that is reasonably expected for the Floating Rate Debt Security. In the case of a Floating Rate Debt Security that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Floating Rate Debt Security provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Floating Rate Debt Security as of the Floating Rate Debt Security's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Floating Rate Debt Security is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

     Once the Floating Rate Debt Security is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general original issue discount rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the Floating Rate Debt Security will account for such original issue discount and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. Each accrual period appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Floating Rate Debt Security during the accrual period.

     If a Floating Rate Debt Security does not qualify as a "variable rate debt instrument" under the OID Regulations, the Floating Rate Debt Security would be treated as a contingent payment debt obligation. The Final 1996 Regulations generally apply to contingent payment debt obligations issued on or after August 13, 1996. The proper United States Federal income tax treatment of Floating Rate Debt Securities that are treated as contingent payment debt obligations will be more fully described in the applicable Pricing Supplement. Furthermore, any other special United States Federal income tax considerations not otherwise discussed herein, which are applicable to any particular issue of Floating Rate Debt Securities, will be discussed in the applicable Prospectus Supplement.

     Certain of the Debt Securities (i) may be redeemable at the option of the Company prior to their stated maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Debt Securities containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Debt Securities with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Debt Securities. Additionally, upon the occurrence of a "Change in Control" as defined in the Indenture, each Holder of Debt Securities of any series then outstanding may elect, by proper execution and delivery of a Change in Control Purchase Notice, to require the Company to purchase such Debt Securities prior to their stated maturity. The original issue discount consequences of such an election and purchase will depend on the particular terms and features of the Debt Securities, and Holders should consult their own tax advisors prior to making such an election.

     U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions. This election is only available for debt instruments acquired on or after April 4, 1994.

     Market Discount. If a U.S. Holder purchases a Debt Security, other than a Discount Debt Security, for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity) or, in the case of a Discount Debt Security, for an amount that is less than its adjusted issue price as of the purchase date, such U.S. Holder will be treated as having purchased such Debt Security "market discount," unless such market discount is less than a specified de minimis amount.

     Under the market discount rules a U.S. Holder will be required to treat any partial principal payment (or, in the case of a Discount Debt Security, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a Debt Security as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such Debt Security at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Debt Security, unless the U.S. Holder elects to accrue market discount on the basis of semiannual compounding.

     A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Debt Security with market discount until the maturity of the Debt Security or its earlier disposition in a taxable transaction, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Debt Security and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States Federal income tax purposes.

     Premium. If a U.S. Holder purchases a Debt Security for an amount that is greater than the sum of all amounts payable on the Debt Security after the purchase date other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the Debt Security with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Debt Security and may offset interest otherwise required to be included in respect of the Debt Security during any taxable year by the amortized amount of such excess for the taxable year. However, if the Debt Security may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Debt Security.

     Disposition of a Debt Security. Except as discussed above, upon the sale, exchange or retirement of a Debt Security, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. Holder's adjusted tax basis in the Debt Security. A U.S. Holder's adjusted tax basis in a Debt Security generally will equal such U.S. Holder's initial investment in the Debt Security increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Debt Security. Such gain or loss generally will be long-term capital gain or loss if the Debt Security were held for more than one year.

     Foreign Currency Debt Securities. Any special United States Federal income tax considerations applicable to Debt Securities that provide for the payment of principal, premium (if any) or interest in a currency other than U.S. dollars will be discussed in the applicable Prospectus Supplement.

  Non-U.S. Holders

     A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Debt Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Debt Security under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Debt Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

     Generally, a non-U.S. Holder will not be subject to Federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a Debt Security, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

     The Debt Securities will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the Debt Securities would have been effectively connected with the conduct by such individual of a trade or business in the United States.

  Backup Withholding

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Debt Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Debt Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Debt Security to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or
(ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities (i) through underwriters or dealers, (ii) directly to a limited number of institutional purchasers or to a single purchaser, (iii) through agents, or (iv) through any combination of the above. An accompanying Prospectus Supplement will set forth the terms of the offering of the Debt Securities offered thereby, including the name or names of any underwriters, the purchase price of the Debt Securities and the net proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If underwriters are used in the sale of Debt Securities, such Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement, the several obligations of the underwriters to purchase any Debt Securities offered thereby will be subject to certain conditions precedent and the underwriters will be obligated to take and pay for all of such Debt Securities, if any are taken.

     The Debt Securities may be sold directly by the Company or through underwriters or agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities will be named, and any commissions payable by the Company to such agents will be set forth, in an accompanying Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under such contract will be subject to the condition that the purchase of the offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect to the validity of performance of such contracts.

     Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act.

     The place and time of delivery for the Debt Securities in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

                                 LEGAL MATTERS

     Certain legal matters regarding the Debt Securities offered hereby under laws other than federal or state securities laws have been passed upon for the Company by its Vice President and General Counsel, Z. S. Kobiashvili. As of the date of this Prospectus, Mr. Kobiashvili owns 960 shares of Apache Common Stock through the Company's retirement/401(k) savings plan and holds employee stock options to purchase 24,900 shares of Apache Common Stock, of which options to purchase 7,000 shares are currently exercisable. Certain legal matters will also be passed upon for the Company by Woodard, Hall & Primm, P.C., Houston, Texas, and for any of the underwriters or agents by counsel to be named by such underwriters or agents.

                                    EXPERTS

     The audited consolidated financial statements of the Company and the audited consolidated financial statements of The Phoenix Resource Companies, Inc., each incorporated by reference into this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants ("Arthur Andersen"), as indicated in their reports with respect thereto. In Arthur Andersen's report on the consolidated financial statements of the Company, that firm states that with respect to DEKALB, as of and for the years ended December 31, 1993 and 1994, its opinion is based on the report of other independent public accountants, namely Coopers & Lybrand, Chartered Accountants. The financial statements referred to above have been incorporated by reference herein in reliance upon the authority of those firms as experts in accounting and auditing in giving said reports.

     The audited consolidated financial statements of DEKALB incorporated by reference into this Prospectus have been audited by Coopers & Lybrand, Chartered Accountants, as indicated in their report with respect thereto, and have been incorporated by reference herein in reliance upon the authority of that firm as experts in accounting and auditing in giving said report.

     The information incorporated by reference herein regarding the total proved reserves of the Company was prepared by the Company and reviewed by Ryder Scott Company Petroleum Engineers ("Ryder Scott"), as stated in their letter reports with respect thereto, and is so incorporated by reference in reliance upon the authority of said firm as experts in such matters. The information incorporated by reference herein regarding the total estimated proved reserves acquired from Texaco Exploration and Production Inc. was prepared by the Company and reviewed by Ryder Scott, as stated in their letter reports with respect thereto, and is so incorporated by reference in reliance upon the authority of said firm as experts in such matters. The information incorporated by reference herein regarding the total proved reserves of DEKALB was prepared by DEKALB and for the four years ended December 31, 1994 was reviewed by Ryder Scott, as stated in their letter reports with respect thereto, and is so incorporated by reference in reliance upon the authority of said firm as experts in such matters.

     A portion of the information incorporated by reference herein regarding the total proved reserves of Aquila Energy Resources Corporation ("Aquila") acquired by the Company was prepared by Netherland, Sewell & Associates, Inc. ("Netherland, Sewell") as of December 31, 1994, as stated in their letter report with respect thereto, and is so incorporated by reference in reliance upon the authority of said firm as experts in such matters. Netherland, Sewell did not review any of the reserves of Aquila acquired during 1995.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
            PROSPECTUS SUPPLEMENT
Risk Factors..........................    S-2
The Company...........................    S-5
Use of Proceeds.......................    S-5
Recent Developments...................    S-5
Ratio of Earnings to Fixed Charges....    S-7
Description of Debentures.............    S-7
Underwriting..........................    S-9
Legal Matters.........................   S-10

                 PROSPECTUS
Available Information.................      2
Information Incorporated by
  Reference...........................      2
The Company...........................      4
Use of Proceeds.......................      4
Ratio of Earnings to Fixed Charges....      4
Description of Debt Securities........      5
DTC Book-Entry-Only System............     17
Certain United States Federal Income
  Tax Considerations..................     19
Plan of Distribution..................     25
Legal Matters.........................     26
Experts...............................     26

================================================================================


================================================================================

                                  $150,000,000

                           [APACHE CORPORATION LOGO]

                               7.375% DEBENTURES
                                    DUE 2047

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              GOLDMAN, SACHS & CO.

                             CHASE SECURITIES INC.

                                LEHMAN BROTHERS

                                 UBS SECURITIES

================================================================================